

Lenora T. Felder · 3rd

 **University of Delawa**

Chief Operating Officer at AfterrHome Inc

Washington D.C. Metro Area · 67 connections · **Contact info**

Experience

Chief Operating Officer

AfterrHome Inc

Dec 2019 – Present · 10 mos



STEM Educator

Friendship Public Charter School · Full-time

Sep 2016 – Present · 4 yrs 1 mo

Washington, District Of Columbia

STEM Educator



Adjunct Professor

Lincoln University · Full-time

Jan 2019 – Present · 1 yr 9 mos

Biology/Psychology of Addictions

Adjunct Professor

Work Force Institute City College

May 2015 – Oct 2016 · 1 yr 6 mos

Philadelphia, Pa

Basic Composition
One section of four students
Freshman level course



Adjunct Professor
Esperanza Inc.
Jul 2015 – Jul 2016 · 1 yr 1 mo

• Develops and provides students with instruction
human biology.

• Provides laboratory instruction to support lectur

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Education



University of Delaware
Doctor of Philosophy (PhD), Urban and Social Poli
2008 – 2016



Cheyney University of Pennsylvania
Master's degree, Public Administration
2006 – 2008



Cheyney University of Pennsylvania
Bachelor's degree, Biology
2002 – 2005

Licenses & Certifications

Dimension of Success Certified Evaluator
Pear Institute

Volunteer Experience

Sister Circle Leader
"Uniquely You" Summit
Apr 2010 · 1 mo

Education

Served as Sister Circle Leader for a group of 15 hi
body image, peer pressure, conflict resolution and



Group Leader
AmeriCorps
Aug 2010 • 1 mo
Education

Developed and implemented age appropriate less
afterschool program. Managed Program Based Le
Maintained all paperwork related to 21st Century a
Assisted site coordinator in managing of daily OST
activities.



Conference Volunteer
Urban Affairs Association
Mar 2011 • 1 mo
Education

• Registered conference attendees and distribute

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Skills & Endorsements

Microsoft Office

SAS Programming

Sakai

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